Mail Stop 3561

March 30, 2009

Roberta Lipson, Chief Executive Officer
Chindex International, Inc.
4340 East West Highway, Suite 1100
Bethesda, Maryland 20814

>   **Re:**   **Chindex International, Inc.**
>   **Form 10-K for fiscal year ended March 31, 2008**
>   **Filed June 16, 2009**
>   **File No. 001-33524**

Dear Ms. Lipson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on June 16, 2008

Cover Page

1.   We note that on the cover page you list your common stock as being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, but not pursuant to Section 12(b) of the Exchange Act. On page 23, you disclose your common stock is listed on the

Nasdaq Global Market. In 2006, the Nasdaq, as part of its registration as a national securities exchange, filed applications on behalf of its listed companies to register their previously Section 12(g) listed securities under Section 12(b) of the Exchange Act. Therefore, it appears that your common stock is registered pursuant to Section 12(b) of the Exchange Act. Please revise your cover page accordingly.

Item 9A. Disclosure Controls and Procedures, page 71

2.   Please disclose whether there was any change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Exhibits, page 73

3.   The Exhibit Index refers to Exhibits 10.17, 10.18, 10.19, and 10.20 and makes no mention of any incorporation by reference. These exhibits were not filed as part of your Form 10-K and we are unable to locate them in earlier filings. Please file these exhibits.

Certification Pursuant to 18 U.S.C. Section 1350, Exhibit 32

4.   We note that your certifications provided in Exhibit 32 are not dated. Please amend your filing to provide dated certifications.

Form 10-K/A Filed on July 29, 2008

Executive Compensation, page 10

5.   On page 12 of the amendment, you disclose that base salary for each executive officer was partly determined by "the competitive marketplace for persons in comparable positions." We also note the disclosure on page 12 that you seek "to position the executive's cash compensation generally within a perceived range for comparable positions at similar size companies when superior performance is achieved." It appears that you benchmark compensation. Please identify in future filings the benchmark companies as required by Item 402(b)(2)(xiv) of Regulation S-K.

6.   You disclose that your Compensation Committee adopted an annual performance-based bonus plan for your executive officers for fiscal year 2008. The company, however, has not provided quantitative disclosure of the performance targets to be achieved for your named executive officers to earn either their annual cash or equity performance bonuses. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If you intend to disclose specific performance targets for the next fiscal year, please provide us

with your specific performance target disclosure for the next fiscal year in a draft format within the timeframe noted below. You may provide asterisks for the specific targets in your response letter to us, but the specific targets must be disclosed in your next Form 10-K or proxy if incorporated by reference. To the extent that it is appropriate to omit specific targets in the next fiscal year, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K in your response letter.

* * * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to Brian McAllister, the primary accounting examiner for this filing, at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Lawrence Pemble, CFO
        Fax: (301) 215-7719